Aperio Group, LLC
BlackRock Advisors, LLC
BlackRock Financial Management, Inc.
BlackRock Fund Advisors
BlackRock Institutional Trust Company, National Association
BlackRock Investment Management, LLC






*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.